UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(X) ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018

OR

( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For transition period from: _____ to _____.

Commission File Number: 1-12431

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS
AND PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP, INC.
64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

Board of Trustees and Plan Participants
Unity Bank Employees Savings and Profit Sharing Plan and Trust
Clinton, New Jersey

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Unity Bank Employees Savings & Profit Sharing Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Unity Bank Employees Savings & Profit Sharing Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) as of December 31, 2018 and schedule of delinquent participant contributions for the year ended December 31, 2018 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the

Board of Trustees and Plan Participants
Unity Bank Employees Savings and Profit Sharing Plan and Trust

supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

We have served as the Plan's auditor since 2017.

Milwaukee, Wisconsin
June 20, 2019

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments, at fair value:
Unity Bancorp, Inc. stock fund	$1,098,927	$1,048,737
Mutual Funds	7,236,436	8,258,846
Investments, at contract value
Guaranteed interest contract	2,076,347	1,056,349
Total investments	10,411,710	10,363,932
Employee contribution receivable	—	25,744
Employer contribution receivable	—	17,044
Notes receivable from participants	230,894	224,200
Net assets available for benefits	$10,642,604	$10,630,920

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2018

2018
Additions:
Additions of net assets attributed to:
Contributions:
Employee contributions, including rollovers of $104,528	$1,043,129
Employer contributions	576,563
Total contributions	1,619,692
Investment income:
Net depreciation in fair value of investments	(692,174)
Interest and dividends	169,908
Net investment loss	(522,266)
Interest income on notes receivable from participants	11,355
Other income	38,610
Total additions	1,147,391

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(1,134,051)
Administrative expenses	(1,656)
Total deductions	(1,135,707)
Net increase	11,684

Net assets available for benefits:
Balance, beginning of year	10,630,920
Balance, end of year	$10,642,604

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank") have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts.  Expenses of administering the Plan are paid directly by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contacts, which are reported at contact value).  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In connection with the preparation of the financial statements, the Plan and its management have assessed and reported on subsequent events through the date of issuance of these financial statements.

2.	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Options

The participant contributions and employer safe harbor basic matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 18. Eligible participants can begin making contributions after three months of employment and eligible employees hired after January 1, 2015 are automatically enrolled in the Plan unless an opt out election is made. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s safe harbor basic matching contributions are equal to 100% of the participants' contributions, up to 4% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Forfeitures

Any forfeited amounts may reduce the employer's contributions to the Plan or be utilized to pay Plan expenses. At December 31, 2018, forfeited non-vested accounts amounted to $855. At December 31, 2017, there were no forfeited non-vested accounts.  For the year ended December 31, 2018, there were $8 thousand non-vested account balances which were used to reduce contributions.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 62 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

Non-exempt Transaction

The Company failed to remit employee 401(k) deferral contributions for certain payroll periods within the timeframe prescribed by the Department of Labor. This is deemed a prohibited transaction in accordance with ERISA and the Internal Revenue Code. The Company is in the process of correcting the prohibited transaction by depositing lost earnings, filing the required Form 5330 with the Internal Revenue Service and paying the appropriate excise tax.

3.	Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

•
The minimum term of any loan shall be 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances, currently prime plus 1.0% which was 6.50% at December 31, 2018.  The loans are secured by the balance in the participant’s account.  Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

4.	Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

5.	Tax Status

The Plan is placing reliance on an opinion letter dated March 31, 2014 received from the IRS on the prototype plan indicating that the Plan is qualified under Section 401 of the Internal Revenue Code and is therefore not subject to tax under current income tax law.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Fair Value Measurement

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets that are measured at fair value.   Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Plan uses various methods including market, income and cost approaches.  Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

 Level 1 Inputs:

•	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

 Level 2 Inputs:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•
Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

 Level 3 Inputs:

•	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value:

Unity Bancorp, Inc. stock fund:
This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close.  The fund is valued at the net asset value ("NAV") of the units of stock, cash, interest and accrued dividends. The NAV is a readily determinable fair value.

Mutual funds
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2018 and December 31, 2017:

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total

Unity Bancorp, Inc. stock fund	$—	$1,098,927	$—	$1,098,927

Mutual funds	7,236,436	—	—	7,236,436

Total investments at fair value	$7,236,436	$1,098,927	$—	$8,335,363

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total

Unity Bancorp, Inc. stock fund	$—	$1,048,737	$—	$1,048,737

Mutual funds	8,258,846	—	—	8,258,846

Total investments at fair value	$8,258,846	$1,048,737	$—	$9,307,583

7.	Guaranteed Investment Contract with Prudential Financial Inc.

In 2018, the Plan entered into a fully benefit-responsive guaranteed investment contract with Prudential Financial, Inc (“Prudential”). Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at contract value. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.0 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any require prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

8.	Guaranteed Investment Contract with Mass Mutual Insurance Company

In 2014, the Plan entered into a fully benefit-responsive guaranteed investment contract with Mass Mutual Insurance Company (“Mass Mutual”). Mass Mutual maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan.

Because the guaranteed investment contract was fully benefit-responsive, contract value was the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract was presented on the face of the statement of net assets available for benefits at contract value. Contract value, as reported to the Plan by Mass Mutual, represented contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants could ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

There were no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was based on a formula agreed upon with the issuer, but it could not be less than 1.0 percent. Such interest rates were reviewed on a quarterly basis for resetting.

Certain events limited the ability of the Plan to transact at contract value with the issuer. Such events included: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any require prohibited transaction exemption under ERISA. The Plan administrator believed that any events that would limit the Plan’s ability to transact at contract value with participants were probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. The guaranteed investment contract with Mass Mutual was terminated in 2018.

UNITY BANK
EIN: 22-3110915 Plan No. 001
Employees’ Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2018

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$23,260	$23,260	$—	$—	$—

UNITY BANK
EIN: 22-3110915 Plan No. 001
Employees’ Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
December 31, 2018

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)

*	Unity Bancorp, Inc.	Stock Fund	**	$1,098,927

	Mutual Funds:
	Prudential Mutual Funds	MFS Intl Diversification Fund	**	1,777,675
	Prudential Mutual Funds	PGIM Total Return Bond Fund	**	1,596,982
	Prudential Mutual Funds	PGIM Jennison Growth Fund	**	1,058,361
	Prudential Mutual Funds	MFS Value Fund	**	1,035,892
	Prudential Mutual Funds	Fidelity Advisor Small Cap Growth Fund	**	634,110
	Prudential Mutual Funds	PGIM QMA Mid Cap Value Fund	**	590,209
	Prudential Mutual Funds	ISH S&P 500 Index Inv Fund	**	153,531
	Prudential Mutual Funds	American Funds Fundamental Inv Fund	**	118,355
	Prudential Mutual Funds	Vanguard Small Cap Index Admiral Fund	**	116,589
	Prudential Mutual Funds	Nationwide Mid Cap Market	**	103,010
	Prudential Mutual Funds	Templeton Global Total Return Fund	**	28,314
	Prudential Mutual Funds	Goldman Sachs Small Cap Value Fund	**	12,390
	Prudential Mutual Funds	Oppenheimer Real Estate Fund	**	6,804
	Prudential Mutual Funds	PIMCO Commodity Real Return Strat Fund	**	2,137
	Prudential Mutual Funds	Fidelity Advisor Strategic Income Fund	**	2,077

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	**	2,076,347	***

*	Participant Loans	Various terms, 4.25% - 6.25%	—	230,894
				$10,642,604

* A party-in-interest as defined by ERISA.
** Not applicable for participant-directed investments.
*** Represents contract value.

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANK
Date: June 20, 2019

By:

/s/ Bridget Walsh
Bridget Walsh
Plan Administrator
First Vice President and Director of Human Resources

EXHIBIT INDEX

Exhibit	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm